

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2010

Michael F. Smith
Chief Executive Officer
MyOtherCountryClub.com
18124 Wedge Pkwy, Ste. 1050
Reno, Nevada 89511

> **Re:** **MyOtherCountryClub.com**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 18, 2010**
> **File No. 333-165407**

Dear Mr. Smith:

We have reviewed your amended filing and response letter dated June 18, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated May 26, 2010.

General

1. As applicable, please update disclosure throughout to provide information as of the most recent date practicable, and no less current than the most recent balance sheet date. For example, beneficial ownership information relating to selling stockholders should be provided at a month-end within sixty days of the desired effective date.

Procedures and Requirements for Subscription, page 21

2. As requested in prior comment 3, please file a subscription agreement that conforms to the description of the offering described in your Form S-1. In this regard, Exhibit 10.1 continues to suggest that the subscription agreement concerns an unregistered, exempt transaction.

Financial Statements

Statements of Operations (unaudited), page 31

3. The amounts presented in the "For the period from June 2, 2009 (Inception) to March 31, 2010" column appear to be the amounts as of December 31, 2010 rather than cumulative amounts as of March 31, 2010. Please revise to comply with FASB ASC 915-225-45-1.

Notes to the Financial Statements

Note 3 – Summary of Significant Accounting Policies

Foreign Currency Translation, page 34

4.   Please explain the reason for changing your functional currency to the Canadian dollar during the quarter ended March 31, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

5.   The results of operations portion of this section should also cover the interim three month period ended March 31, 2010, and liquidity and capital resources should be assessed as of that date.

Need for Additional Financing, page 53

6.   Please clarify your statement: "We feel we can work our way thru [sic] the first twelve months even with a minimum raise. Potential revenues will be late coming in, therefore delaying positive cash flows and the potential success of the company." Please state clearly the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

Revenue and Cost Recognition, page 55

7.   You state that you charge members shipping and handling fees at the time the services are shipped to the customer. Please explain in more detail the services that you refer to in this statement. Include corresponding disclosure in your business description section to help investors better understand the principal products and services you intend to offer. Refer to Item 101(h)(4)(i) of Regulation S-K.

Conflicts of Interest, page 57

8.   It appears that Mr. Smith is engaged in other web-based business activities, aside from your company, including Media XXL and the Perfect Internet Service. While we note that potential conflicts of interest exist with regard to time and effort, please explain the nature and extent of potential conflicts regarding corporate opportunities that are presented by the existing and prospective business activities of your executive and the company's business. For each such other entity, discuss the priority and preference that it has in relation to MyOtherCountryClub.com with respect to the presentation of business opportunities. Further, tell us what consideration you have given to including corresponding risk factor disclosure.

Certain Relationships and Related Transactions, page 60

9. Please revise to include a materially complete description of the transaction referred to in Note 5 to the Financial Statements which discusses the unsecured, non-interest bearing loan, due on demand, from an officer and shareholder. Refer to Item 404(a)(5) and (d) of Regulation S-K. The amount outstanding should be provided as of each balance sheet date.

Available Information, page 61

10. You state that upon completion of the registration on Form S-1, you will file all requisite reports, such as proxy statements, under Section 14 of the Exchange Act. Please delete the reference to proxy statements or clarify that as a filer subject to Section 15(d) of the Exchange Act, you will not be required to prepare proxy or information statements under Section 14 of the Exchange Act.

Item 16. Exhibits, page 65

Exhibit 5.1 Opinion of Novi & Wilkin, Esq. Attorneys at Law

11. Your legal opinion, dated April 7, 2010, must speak as of a date relatively close to the date of desired effectiveness. Please provide an updated legal opinion filed as an exhibit to your amended registration statement.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545, or in her absence, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal